Farfetch Limited

The Bower

211 Old Street

London EC1V 9NR

United Kingdom

September 18, 2018

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	James Allegretto
Scott Anderegg
Mara Ransom
Lisa Sellars

Re:	Farfetch Limited
Registration Statement on Form F-1 (File No. 333-226929)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form F-1 (File No. 333-226929) (the “Registration Statement”) of Farfetch Limited (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on September 20, 2018, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Marc Jaffe at (212) 906-1281.

[signature page follows]

Thank you for your assistance in this matter.

Very truly yours,

Farfetch Limited

By:	/s/ José Neves
Name: José Neves
Title: Chief Executive Officer

cc:	(via email)

James Maynard, Farfetch Limited

Ian D. Schuman, Esq., Latham & Watkins LLP

Joshua Kiernan, Esq., Latham & Watkins LLP

James D. Evans, Esq., Fenwick & West LLP

Katherine K. Duncan, Esq., Fenwick & West LLP